Exhibit 19.1

DNA X, Inc.

Insider Trading Policy

Approved by the Board of Directors

Amended and Restated as of January 2, 2025

Introduction

You may, during the course of your employment, directorship, or consultancy with DNA X, Inc. or its subsidiaries (collectively, the “Company” or “DNA X”), receive important information that is not yet publicly available (“inside information”) about the Company or about other publicly-traded companies with which the Company has business dealings. Because of your access to this inside information, you may be in a position to profit financially by buying or selling, or in some other way dealing, in the Company’s stock, or stock of another publicly-traded company, or to disclose such information to a third party who does so profit (a “tippee”). This policy determines acceptable transactions in the securities of DNA X by our employees, directors, and consultants. This policy also applies to Family Members (as defined in this policy), other members of a person’s household, and entities controlled by a person covered by this policy.

Insider Trading Policy

Securities Transactions

Use of inside information by someone for personal gain, or to pass on, or “tip,” the inside information to someone who uses it for personal gain, is illegal, regardless of the number of shares, and is therefore prohibited. You can be held liable both for your own transactions and for transactions effected by a tippee, or even a tippee of a tippee. Furthermore, it is important that the appearance of insider trading in securities be avoided. The only exception is that transactions directly with the Company, e.g., option exercises for cash or purchases under the Company’s employee stock purchase plan, are permitted. However, the subsequent sale (including the sale of shares in a cashless exercise program) or other disposition of such stock is fully subject to these restrictions.

It is also the policy of the Company that the Company will not engage in transactions in Company securities while aware of material nonpublic information relating to the Company or Company securities.

Inside Information

As a practical matter, it is sometimes difficult to determine whether you possess inside information. The key to determining whether nonpublic information you possess about a public company is inside information is whether dissemination of the information would likely affect the market price of that company’s stock or would likely be considered important or “material” by investors who are considering trading in that company’s stock. Certainly, if the information makes you want to trade, it would probably have the same effect on others. Remember, both positive and negative information can be material. If you possess inside information, you may not trade in a company’s stock, advise anyone else to do so, or communicate the information to anyone else until you know that the information has been publicly disseminated. You may never recommend to another person that he or she buy, hold, or sell our stock. This means that in some circumstances, you may have to forego a proposed transaction in a company’s securities even if you planned to execute the transaction prior to learning of the inside information, even though you believe you may suffer an economic loss or sacrifice an anticipated profit by waiting. “Trading” includes engaging in short sales, transactions in put or call options, hedging transactions, and other inherently speculative transactions.

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You may not participate in “chat rooms” or other electronic discussion groups or contribute to blogs, bulletin boards, or social media forums on the Internet concerning the activities of DNA X or other companies with which DNA X does business, even if you do so anonymously, unless doing so is part of your job responsibilities and you have explicit authorization from our legal department.

Although by no means is this an all-inclusive list, information about the following items may be considered to be inside information until it is publicly disseminated:

(a)	financial results or forecasts;

(b)	major new products, customers, or processes;

(c)	acquisitions or dispositions of assets, divisions, companies, etc.;

(d)	pending public or private sales of debt or equity securities;

(e)	declaration of stock splits, dividends, or changes in dividend policy;

(f)	major contract awards or cancellations;

(g)	top management or control changes;

(h)	possible tender offers or proxy fights;

(i)	significant write-offs;

(j)	significant litigation;

(k)	impending bankruptcy;

(l)	gain or loss of a significant license agreement or other contracts with customers or suppliers;

(m)	pricing changes or discount policies;

(n)	corporate partner relationships; and

(o)	notice of issuance of patents.

For information to be considered publicly disseminated, it must be widely disclosed through a press release or SEC filing, and a sufficient amount of time must have passed to allow the information to be fully disclosed. Generally speaking, information will be considered publicly disseminated after two full trading days have elapsed since the date of public disclosure of the information. For example, if an announcement of inside information of which you were aware was made prior to trading on Wednesday, then you may execute a transaction in the Company’s securities on Friday.

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In all cases, the responsibility for determining whether an individual is in possession of material nonpublic information rests with that individual, and any action on the part of the DNA X, its board of directors (“Board of Directors”), the Clearing Officer (as defined in this policy), or any other employee or director pursuant to this policy (or otherwise) does not in any way constitute legal advice or insulate an individual from liability under applicable securities laws.

Stock Trading by DNA X Employees, Directors, Family Members, and Controlled Entities

We require all DNA X employees and directors to do more than refrain from insider trading. We require that they limit their transactions in DNA X’s stock to defined time periods following public dissemination of quarterly and annual financial results.

Covered Insiders

The provisions outlined in this stock trading policy apply to all officers, directors, and employees of DNA X and its subsidiaries, as well as select consultants and contractors who have access to material nonpublic information.

This policy also applies to Family Members (as defined in this policy), other members of a person’s household, and entities controlled by a person covered by this policy, as described below.

Transactions by Family Members and Others

This policy applies to your family members who reside with you (including a spouse, a child, a child away at college, stepchildren, grandchildren, parents, stepparents, grandparents, siblings, and in-laws), anyone else who lives in your household, and any family members who do not live in your household but whose transactions in Company securities are directed by you or are subject to your influence or control, such as parents or children who consult with you before they trade in Company securities (collectively referred to as “Family Members”). You are responsible for the transactions of these other persons and therefore should make them aware of the need to confer with you before they trade in Company securities, and you should treat all such transactions for the purposes of this policy and applicable securities laws as if the transactions were for your own account. This policy does not, however, apply to personal securities transactions of Family Members where the purchase or sale decision is made by a third party not controlled by, influenced by or related to you or your Family Members.

Transactions by Entities that You Influence or Control

This policy applies to any entities that you influence or control, including any corporations, partnerships or trusts (collectively referred to as “Controlled Entities”), and transactions by these Controlled Entities should be treated for the purposes of this Policy and applicable securities laws as if they were for your own account.

Open Window and Additional Blackout Periods

Generally, except as set forth in this policy, all DNA X employees and directors, as well as their Family Members or Controlled Entities, may buy or sell securities of DNA X only during an open window (“Open Window”) that opens at the start of the third full trading day after the public dissemination of DNA X’s annual or quarterly financial results and closes at the end of the fifteenth day of the last month of the next quarter.

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This Open Window may be closed early or may not open if, in the judgment of DNA X’s Chief Executive Officer and Chief Financial Officer, there exists undisclosed information that would make trades by DNA X’s employees, directors, Family Members, or Controlled Entities inappropriate. It is important to note that the fact that the Open Window has closed early or has not opened should be considered inside information.

In the event if, after the release of the fourth quarter and fiscal year financial results of the Company, the Open Window is effectively eliminated, the Board of Directors may waive the requirements of the Open Window and designate an additional Open Window period following at least two trading days after the filing of DNA X’s Annual Report on Form 10-K (“Window Waiver”). In the resolutions approving the Window Waiver, the Board of Directors shall state the dates of the additional trading Open Window.

An employee or director who believes that special circumstances require him or her (or his or her Controlled Entity) to trade outside the Open Window should consult with DNA X’s Chief Financial Officer, Controller, or General Counsel. Permission to trade outside the Open Window will be granted only where the circumstances are extenuating and there appears to be no significant risk that the trade may subsequently be questioned.

Exceptions to Open Window Period

1. Employee Stock Purchase Plan. Employees who are eligible to do so may purchase stock under DNA X’s Employee Stock Purchase Plan (“ESPP”) on periodic designated dates in accordance with the ESPP without restriction to any particular period.

2. Option Exercises. Employees and directors may exercise options for cash granted under DNA X’s stock option, equity incentive, or other plans without restriction to any particular period. Employees and directors may also exercise a tax withholding right pursuant to the aforementioned stock options to satisfy tax withholding requirements, if applicable. However, the subsequent sale of the stock (including sales of stock in a cashless exercise) acquired upon the exercise of options or pursuant to the ESPP is subject to all provisions of this policy.

3. Restricted Stock/Restricted Stock Unit Awards. This policy does not apply to the vesting of restricted stock or restricted stock units or the withholding by the Company of shares to satisfy tax withholding requirements upon the vesting of restricted stock or restricted stock units.

4. Approved 10b5-1 Plans. The trading restrictions of this policy do not apply to the transactions under Approved 10b5-1 Plans, as defined in this policy.

Pre-Clearance and Advance Notice of Transactions

In addition to the requirements above, officers, directors, and other members of management who have been notified that they are subject to pre-clearance requirements (as well as the Family Members and Controlled Entities of such persons) may not engage in any transaction in DNA X’s securities, including any purchase or sale in the open market, loan, pledge, hedge, or other transfer of beneficial ownership without first obtaining pre-clearance of the transaction from the Chief Financial Officer (the “Clearing Officer”) at least two business days in advance of the proposed transaction. The Clearing Officer will then determine whether the transaction may proceed, and if so, will direct the Compliance Coordinator (as identified in DNA X’s Section 16 Compliance Program) to assist in complying with the reporting requirements under Section 16(a) of the Exchange Act of 1934, as amended (the “Exchange Act”), if any. Pre-cleared transactions not completed within five business days shall require new pre-clearance under the provisions of this paragraph. DNA X may, at its discretion, shorten such a period of time.

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Advance notice of gifts or an intent to exercise an outstanding stock option shall be given to the Clearing Officer. Upon completion of any transaction, the officer, director, or other member of management (or the Family Members or Controlled Entities of such persons) must immediately notify the Compliance Coordinator and any other individuals identified in Section 3 of the Company’s Section 16 Compliance Program so that the Company may assist in any Section 16 reporting obligations.

Prohibition of Speculative or Short-term Trading

No officer, director, employee, or consultant to DNA X (or the Family Members or Controlled Entities of such persons) may engage in short sales, transactions in put or call options, hedging transactions, margin accounts, pledges, or other inherently speculative transactions with respect to the Company’s stock at any time.

Short-Swing Trading/Control Stock/Section 16 Reports

Officers, directors, Family Members, or Controlled Entities subject to the reporting obligations under Section 16 of the Exchange Act should take care not to violate the prohibition on short-swing trading (Section 16(b) of the Exchange Act) and the restrictions on sales by control persons (Rule 144 under the Securities Act of 1933, as amended), and should file all appropriate Section 16(a) reports (Forms 3, 4, and 5), which are enumerated and described in the Company’s Section 16 Compliance Program, and any notices of sale required by Rule 144.

Duration of Policy’s Applicability

This policy continues to apply to your transactions in the Company’s stock or the stock of other public companies engaged in business transactions with the Company even after your employment, directorship, or consultancy with the Company has terminated. If you are in possession of inside information when your relationship with the Company concludes, you may not trade in the Company’s stock or the stock of such other company until the information has been publicly disseminated or is no longer material.

Penalties

Anyone who effects transactions in the Company’s stock or the stock of other public companies engaged in business transactions with the Company (or provides information to enable others to do so) on the basis of inside information is subject to both civil liability and criminal penalties, as well as disciplinary action by the Company, up to and including termination. An employee, director, consultant, a Family Member or an officer of Controlled Entity who has questions about this policy should contact his or her own attorney or DNA X’s Chief Financial Officer, Controller, or General Counsel. Please also see Frequently Asked Questions attached hereto as Exhibit A.

Approved 10B5-1 Plans

The trading restrictions of this policy shall not apply to transactions under a pre-existing written plan, contract, instruction, or arrangement under Rule 10b5-1 under the Securities Exchange Act of 1934 (an “Approved 10b5-1 Plan”), compliant with all applicable rules and regulations. An Approved 10b5-1 Plan must meet the following requirements:

(i)	it has been reviewed and approved by the Clearing Officer, provided that such plan should be submitted for review and approval at least fourteen days in advance of being entered into;

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(ii)	if an Approved 10b5-1 Plan is to be revised or amended, such proposed revisions or amendments must be reviewed and approved by the Clearing Officer in the manner of review and approval of a new plan;

(iii)	it provides that no trades may occur thereunder until the expiration of the applicable cooling-off period specified in Rule 10b5-1(c)(ii)(B), and no trades occur until after that time. The appropriate cooling-off period will vary based on the status of the person subject to this policy.

For directors and officers, the cooling-off period ends on the later of:

(a)	ninety days after adoption or certain modifications of the Approved 10b5-1 Plan;

(b)	two business days following the disclosure of the Company’s financial results in a Form 10-Q or Form 10-K for the quarter in which the Approved 10b5-1 Plan was adopted.

For all other persons, the cooling-off period ends 30 days after the adoption or modification of the Approved 10b5-1 Plan. This required cooling-off period will apply to the entry into a new 10b5-1 plan and any revision or modification of an Approved 10b5-1 Plan.

(iv)	it is entered into in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1, at a time when the person subject to this policy is not in possession of material nonpublic information about the Company; and, if the person subject to this policy is a director or officer, the 10b5-1 plan must include representations by such person certifying to that effect;

(v)	it gives a third party the discretionary authority to execute such purchases and sales outside the control of the person subject to this policy, so long as such third party does not possess any material nonpublic information about the Company; or explicitly specifies the security or securities to be purchased or sold, the number of shares, the prices and/or dates of transactions, or other formula(s) describing such transactions; and

(vi)	it is the only outstanding Approved 10b5-1 Plan entered into by the covered person (subject to the exceptions set out in Rule 10b5-1(c)(ii)(D) or otherwise set out in applicable laws and regulations).

No Approved 10b5-1 Plan may be adopted during a blackout period.

If you are considering entering into, modifying, or terminating an Approved 10b5-1 Plan or have any questions regarding Approved Rule 10b5-1 Plans, please contact the Clearing Officer.

You should consult your own legal and tax advisors before entering into, modifying, or terminating an Approved 10b5-1 Plan. A trading plan, contract, instruction, or arrangement will not qualify as an Approved 10b5-1 Plan without the prior review and approval of the Clearing Officer as described above.

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Exhibit A

Frequently Asked Questions

1.	What is insider trading?

A: Insider trading is the buying or selling of stocks, bonds, futures, or other securities by someone in possession of material nonpublic information. Insider trading also includes trading in options (puts and calls) – the price of which is linked to the underlying price of a company’s stock. It does not matter how many shares you buy or sell, or whether it has an effect on the stock price – if you have material nonpublic information and you trade, you have broken the law.

2.	Why is insider trading illegal?

A: If company insiders are able to use their confidential knowledge to their financial advantage, other investors would not have confidence in the fairness and integrity of the marketplace. Requiring those who have such information to disclose (the information to the public) or abstain (from trading) ensures an even playing field.

3.	What is material nonpublic information?

A: Information is material if it would influence a reasonable investor to buy or sell a stock, bond future, or other security. This could mean many things – financial results, potential mergers, major contracts, etc. Information is nonpublic if it has not yet been released and disseminated to the public.

4.	Who can be guilty of insider trading?

A: Anyone who buys or sells a security while in possession of material nonpublic information. It does not matter if you are not an executive officer or director, or even if you do not work at DNA X – if you know something material about the value of a security that not everyone else does, regardless of who you are, you can be found guilty of insider trading.

5.	Does DNA X have an insider trading policy?

A: Yes.

6.	What if I work in a foreign office?

A: There is no difference. The policy and law apply to you. Because our common stock trades on a U.S. securities exchange, the insider trading laws of the United States apply. The U.S. Securities and Exchange Commission (the SEC) (a U.S. government agency in charge of investor protection) and the Financial Industry Regulatory Authority (FINRA) (a private regulator that oversees U.S. securities exchanges) routinely investigate trading in a company’s securities conducted by internationally-based individuals and firms. In addition, as a DNA X employee, our policies apply to you no matter where in the world you work.

7.	What if I don’t buy or sell anything, but I tell someone else the information and they buy or sell?

A: That is called “tipping.” You are the “tipper” and the other person is called the “tippee.” If the tippee buys or sells based on that material nonpublic information, you might still be guilty of insider trading. In fact, if you tell Family Members who tell others and those people then trade on the information, those Family Members might be guilty of insider trading too. As a result, you may not discuss material nonpublic information about DNA X with anyone outside DNA X, including spouses, Family Members, friends, or business associates. This includes anonymous discussions on the Internet about DNA X or companies with which DNA X does business.

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8.	What if I don’t tell them the information itself, I just tell them whether they should buy or sell?

A: That is still tipping, and you can still be found guilty of insider trading. According to our policies, you should not recommend to another person that they buy, hold, or sell our common stock or any derivative security related to our common stock, as that could be a form of tipping.

9.	What are the penalties if I trade on inside information, or tip off someone else?

A: In addition to disciplinary action by DNA X, anyone found liable in a civil case for trading on inside information may need to pay the U.S. government an amount equal to any profit made or any loss avoided and may also face a penalty of up to three times this amount. Persons found liable for tipping inside information, even if they did not trade themselves, may face a penalty of up to three times the amount of any profit gained or loss avoided by everyone in the chain of tippees. In addition, anyone convicted of criminal insider trading can face prison terms and additional fines.

10.	What is “loss avoided”?

A: If you sell common stock or a related derivative security before the negative news is publicly announced, and as a result of the announcement the stock price declines, you have avoided the loss caused by the negative news.

11.	Am I restricted from trading securities of any companies other than DNA X (for example, a customer or competitor of DNA X)?

A: Yes. U.S. insider trading laws restrict everyone from trading in a company’s securities based on material nonpublic information about that company, regardless of whether the person is directly connected with that company. Therefore, if you obtain material nonpublic information about another company, you should not trade in that company’s securities. You should be particularly conscious of this restriction if, through your position at DNA X, you sometimes obtain sensitive, material information about other companies and their business dealings with DNA X.

12.	So if I do not trade DNA X securities when I have material nonpublic information, and I don’t “tip” other people, I am in the clear, right?

A: Not necessarily. Even if you do not violate U.S. law, you may still violate our policies. For example, employees may violate our policies by breaching their confidentiality obligations or by recommending DNA X stock as an investment, even if these actions do not violate securities laws. Our policies are stricter than the law requires so that we and our employees can avoid even the appearance of wrongdoing. Therefore, please review the entire policy carefully.

13.	If I am aware of new product or service developments that have not been announced to the public, do I possess material non-public information?

A: In most circumstances, DNA X does not consider new product and service developments to be material information that would require the closing of the trading window with respect to those individuals that are aware of these developments. However, there are circumstances where a new product or service in development or issues with respect to current or past products or services could be so significant that it constitutes material nonpublic information. In these circumstances, you will be notified by e-mail if the trading window is closed for you.

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14.	So when can I buy or sell my DNA X securities?

A: According to our policies, if you have material nonpublic information, you may not buy or sell our common stock until the third trading day after that information is released or announced to the public. At that point, the information is considered public. Even if you do not have material, nonpublic information, you may not trade in our common stock during any trading “blackout” period. (Our insider trading policy describes the quarterly blackout period, and additional trading blackout periods may be announced by e-mail.)

15.	If I have an open order to buy or sell DNA X securities on the date the trading window closes, my broker will cancel the open order and won’t execute the trade, right?

A: No. If you have any open orders at the time the trading window closes, it is your responsibility to cancel these orders with your broker. If you have an open order and it executes after the trading window closes, it is a violation of our insider trading policy and may also be a violation of the insider trading laws.

16.	Am I allowed to trade derivative securities of DNA X? Or short DNA X common stock?

A: No. Under our policies, you may not trade in derivative securities related to our common stock, which includes, but is not limited to, publicly-traded call and put options. In addition, under our policies, you may not engage in short selling of our common stock at any time.

“Derivative securities” are securities other than common stock that are speculative in nature because they permit a person to leverage his or her investment using a relatively small amount of money. Examples of derivative securities include, but are not limited to, “put options” and “call options.” These are different from employee stock options, which are not derivative securities.

“Short selling” is profiting when you expect the price of the stock to decline, and includes transactions in which you borrow stock from a broker, sell it, and eventually buy it back on the market to return the borrowed shares to the broker. Profit is made through the expectation that the stock price will decrease during the period of borrowing.

17.	Why does DNA X prohibit trading in derivative securities and short selling?

A: Many companies with volatile stock prices have adopted such policies because of the temptation it represents to try to benefit from a relatively low cost method of trading on short-term swings in stock prices (without actually holding the underlying common stock) and encourages speculative trading. For this reason, we have decided to prohibit employees from such trading. As we are dedicated to building stockholder value, short selling our common stock is adverse to our stated values and would not be received well by our stockholders.

18.	Can I purchase DNA X securities on margin or hold them in a margin account?

A: Under our policies, you may not purchase our common stock on margin or hold it in a margin account at any time.

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“Purchasing on margin” is the use of borrowed money from a brokerage firm to purchase our securities. Holding our securities in a margin account includes holding the securities in an account in which the shares can be sold to pay a loan to the brokerage firm.

19.	Why does DNA X prohibit me from purchasing DNA X securities on margin or holding them in a margin account?

A: Margin loans are subject to a margin call whether or not you possess insider information at the time of the call. If your margin call were called at a time when you had insider information and you could not or did not supply other collateral, you and DNA X could be subject to litigation based on your insider trading activities: the sale of the stock (through the margin call) when you possessed material nonpublic information. The sale would be attributed to you even though the lender made the ultimate determination to sell. The U.S. Securities and Exchange Commission takes the view that you made the determination to not supply the additional collateral and you are therefore responsible for the sale.

20.	Can I exercise stock options during a trading blackout period or when I possess material nonpublic information?

A: Yes. You may exercise the option and receive shares, but you may not sell the shares (even to pay the exercise price or any taxes due) or otherwise settle the option during a trading blackout period or any time that you have material nonpublic information. Also note that if you choose to exercise and hold the shares, you will be responsible at that time for any taxes due.

21.	Am I subject to the trading blackout period if I am no longer an employee of DNA X?

A: It depends. If your employment with DNA X ends on a day that the trading window is closed, you will be subject to the trading blackout period then in effect. If your employment with DNA X ends on a day that the trading window is open, you will not be subject to the next trading blackout period. However, even if you are not subject to our trading blackout period after you leave DNA X, you should not trade in DNA X securities if you possess material nonpublic information. That restriction stays with you as long as the information you possess is material and not released by DNA X.

22.	Can I gift stock while I possess material nonpublic information or during a trading blackout period?

A: Because of the potential for the appearance of impropriety, you may not make gifts, whether to charities, to a trust, or otherwise, of our common stock when you possess material nonpublic information or during a trading blackout period.

23.	What if I purchased publicly-traded options or other derivative securities before I became a DNA X employee (or contractor or consultant)?

A: The same rules apply to employee stock options. You may exercise the publicly-traded options at any time, but you may not sell such securities during a trading blackout period or at any time that you have material nonpublic information. When you become a DNA X employee, you must report to our Legal Department that you hold such publicly traded options or other derivative securities.

24.	May I own shares of a mutual fund that invests in DNA X?

A: Yes.

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25.	Are mutual fund shares holding DNA X subject to the trading blackout periods?

A: No. You may trade in mutual funds holding our common stock at any time.

26.	May I use a “10b5-1 plan” or other trading arrangement permitted by Rule 10b5-1?

A: Yes. Trades executed in accordance with a Rule 10b5-1 trading plan are not subject to the prohibition on trading on the basis of material nonpublic information or the trading restrictions imposed by blackout periods. In order to be eligible to rely on this exemption and the defense provided by Rule 10b5-1, a person subject to this policy must enter into a Rule 10b5-1 plan that satisfies the requirements of all applicable laws and regulations and the requirements of this policy, including the approval procedure. If the plan is not modified in the future, no further pre-approval of transactions conducted pursuant to the Approved Rule 10b5-1 Plan will be required.

27.	What happens if I violate our insider trading policy?

A: Violation of our policies may result in severe personnel action, including a memo to your personnel file and up to and including termination of your employment or other relationship with DNA X. In addition, you may be subject to criminal and civil enforcement actions by the government.

28.	Who should I contact if I have questions about our insider trading policy?

A: You should contact Chief Financial Officer, Controller, or General Counsel, or e-mail clay@dnax.global.

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